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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                       Date of Report: September 14, 2005

                               CEMEX, S.A. de C.V.
                               -------------------
             (Exact name of Registrant as specified in its charter)

                                   CEMEX Corp.
                                   -----------
                 (Translation of Registrant's name into English)

                              United Mexican States
                              ---------------------
                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F
          -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X
    -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    Contents

     1. Press release issued by CEMEX, S.A. de C.V. ("CEMEX"), dated September 12, 2005, announcing that it intends to commence a non-dilutive equity offering (attached hereto as exhibit 1).

     2. Press release issued by CEMEX, dated September 12, 2005, providing guidance with respect to its projected earnings for the third quarter of 2005 (attached hereto as exhibit 2).

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                       CEMEX, S.A. de C.V.
                                                   -----------------------------
                                                       (Registrant)



Date:    September 13, 2005                        By: /s/ Rafael Garza
      --------------------------------------           -------------------------
                                                       Name:  Rafael Garza
                                                       Title: Chief Comptroller

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------
1                 Press release issued by CEMEX, S.A. de C.V.  ("CEMEX"),  dated
                  September 12, 2005, announcing that it intends to commence a non-dilutive equity offering.

2 Press release issued by CEMEX, dated September 12, 2005, providing guidance with respect to its projected earnings for the third quarter of 2005.

                                                                       EXHIBIT 1


  Media Relations             Investor Relations             Analyst Relations
   Jorge Perez                Abraham Rodriguez                Ricardo Sales
 (52 81) 8888-4334            (52 81) 8888-4262                (212) 317-6008


                            [CEMEX GRAPHIC OMITTED]


                          CEMEX ANNOUNCES NON-DILUTIVE
                                 EQUITY OFFERING

MONTERREY, MEXICO, September 12, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it intends, subject to market and other conditions, to commence a global public offering of 27 million of its American Depositary Shares (ADSs) plus up to an additional 3.99 million ADSs to cover over-allotments, through a Mexican trust created to sell the ADSs in the offering. This transaction will not increase the number of shares outstanding and thus will not dilute existing shareholders. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. will act as joint bookrunning managers for the offering.

The ADSs are being offered in connection with the unwinding of several forward contracts entered into between certain banks and CEMEX. The proceeds of the sale of the ADSs being offered will be applied against amounts CEMEX is obligated to pay under the forward contracts in respect of the ADSs sold, with remaining amounts payable to CEMEX.

A shelf Registration Statement relating to these securities has been filed with the Securities and Exchange Commission and is effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The offering is made solely by prospectus. Copies of the prospectus supplement and prospectus, when available, may be obtained from the Prospectus departments of Citigroup Global Markets Inc. or J.P. Morgan Securities Inc. at the following addresses:

      Citigroup Global Markets Inc.             J.P. Morgan Securities Inc.
         Brooklyn Army Terminal                  One Chase Manhattan Plaza
             140 58th Street                              Floor 5B
           Brooklyn, NY 11220                        New York, NY 10081
           Tel: (718) 765-6732                      Tel: (212) 552-5164
           Fax: (718) 765-6734                      Fax: (212) 552-5319


CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.CEMEX.com.


This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. The proposed ADS offering is dependent upon market conditions, which are subject to change. In addition, many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

                                                                       EXHIBIT 2


  Media Relations             Investor Relations             Analyst Relations
   Jorge Perez                Abraham Rodriguez                Ricardo Sales
 (52 81) 8888-4334            (52 81) 8888-4262                (212) 317-6008


                            [CEMEX GRAPHIC OMITTED]


                           CEMEX PROVIDES GUIDANCE FOR
                            THE THIRD QUARTER OF 2005

MONTERREY, MEXICO, September 12, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending September 30, 2005 of close to US$1.0 billion, an increase of about 50% versus the year earlier period, while operating income is expected at about US$750 million, 52% higher than the same period a year ago. For the third quarter, CEMEX expects revenue of about US$4.4 billion, an increase of 115% versus the same period a year ago. Revenue and EBITDA are expected to be in line with those of second quarter 2005. For the first nine months of the year, CEMEX expects EBITDA in excess of US$2.6 billion, while revenue is expected at about US$11.4 billion, increases of about 39% and 94% respectively. These results include the effect of consolidating the RMC group starting March 1st 2005.

The mark-to-market of our derivatives position has improved by US$281 million since June 30, 2005, from a positive US$149 million to positive US$430 million as of September 9, 2005. More than 95% percent of the improvement will flow through our income statement during the third quarter.

Rodrigo Trevino, Chief Financial Officer, said: "Our strong year to date performance puts us on track to achieve our stated full-year EBITDA guidance and to increase our estimates for free cash flow, which is now expected at US$1.9 billion in 2005. As a result of our solid operating performance and de-leveraging efforts since the RMC acquisition, we expect to achieve a leverage ratio of net debt to EBITDA of 2.7 times or better by the end of the third quarter, and about 2.5 times by the end of the year."

For the third quarter, CEMEX Mexico's domestic cement volume is expected to remain flat versus the same quarter a year ago and is expected to be 1% lower for the first nine months of the year versus the same period of last year. Cement volume year to date has been driven primarily by the residential sector and to a lesser extent by spending in infrastructure. The self-construction sector remains stable. For the full year, cement volume growth is now expected to be flat versus 2004.

Cement sales volumes for CEMEX's operations in the United States are expected to increase 2% in the third quarter versus the same quarter of last year. This increase includes the effect of the consolidation of RMC's operations for third quarter 2005 and the sale of assets completed on March 31, 2005. For the first nine months of 2005 cement volumes are expected to increase 4% versus the same period in 2004.

In the United States, on a like-to-like basis for the ongoing operations, cement volumes would have increased 6% both for the quarter and the first nine months of the year versus the same periods last year. For the full year, we continue to expect cement sales volumes to increase about 5% versus 2004 on a like-to-like basis.

All segments of cement demand in the United States have been strong during the year. The residential sector continues to benefit from favorable interest-rate environment, while spending on infrastructure - especially on street and highway construction and maintenance - remains strong.

Cement sales volumes for CEMEX's operations in Spain are expected to remain flat versus the third quarter of last year, and to increase 5% for the first nine months of 2005 compared to the same period in 2004. Residential construction has been one of the main drivers of demand during the year. Spending in infrastructure has also contributed to the increased levels of cement demand year to date. For the full year, we are increasingly confident that we will meet our 3% volume growth in the full year guidance.

In the United Kingdom, cement sales volumes for the third quarter are expected to decrease by about 3% versus RMC's volumes for the third quarter of last year. For the first nine months of the year, cement volumes are expected to decline by about 2% compared to those of RMC for the same period of last year. The reduction in volumes is mainly due to a decline in spending on the infrastructure and maintenance and repairs sectors. In addition, the residential construction sector continues to reduce its growth rate compared to last year. For the full year, we now expect cement volumes to decrease between 2% and 3% versus RMC's 2004 volumes.

The performance of the rest of the portfolio for the year is, in the aggregate, in line with our previously stated guidance. We expect full-year EBITDA and free cash flow to benefit from the positive momentum experienced during the first nine months of the year as well as from the incorporation of the RMC operations.

Guidance numbers are calculated on the basis of market close exchange rates as of September 9, 2005.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.cemex.com.

                                    -- ### --

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. EBITDA for the last twelve months includes the estimated EBITDA for RMC for those periods not consolidated in CEMEX. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.